                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)



                      DALLAS GOLD AND SILVER EXCHANGE, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)




                                   235-077104
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                              JOHN MICHAEL PAULSON
                           2250 EAST TROPICANA #19-121
                               LAS VEGAS, NV 89119
                                 (702) 429-0699
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                  JULY 19, 2000
--------------------------------------------------------------------------------
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ] .



                         (Continued on following pages)

CUSIP No. 235-077104                    13D     Page    2     of    4      Pages
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          (ENTITIES ONLY)
          JOHN MICHAEL PAULSON
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
             OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                        [ ]

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
              USA
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                       0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                        275,000
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                      0
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                  275,000
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               275,000
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [ ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   5.8%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
                   IN
          ---------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 235-077104                    13D     Page    3     of    4      Pages
         ---------------------                       --------    --------


ITEM 1. SECURITY AND ISSUER

        The title of the class of equity securities to which this Statement on
Schedule 13D (this "Statement') relates is the common stock, $.01 par value per share ("Common Stock") of Dallas Gold and Silver Exchange, Inc., a Nevada corporation ("Issuer"), whose address is 2817 Forest Lane, Dallas, Texas 75234.

ITEM 2. IDENTITY AND BACKGROUND

        This Statement is filed on behalf of John Michael Paulson (hereinafter referred to as the "Reporting Person"). The Reporting Person's principal occupation is real estate development. His address, and the address of Nevastar Investments Corp., the organization in which his real estate development business is conducted, is 2250 East Tropicana #19-121, Las Vegas, Nevada 89119. The Reporting Person is a co-trustee of the Allen E. Paulson Living Trust (UDT dated 12/23/86) (hereinafter referred to as the "Trust") along with Edward White. The Reporting Person does not affirm that he and Edward White comprise a "group." The Reporting Person is a U.S. citizen.

        During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Before Allen Paulson's death, he had transferred all of his shares of Common Stock to the Trust. He had continued to report on Schedule 13D those shares as beneficially owned by him, because he was trustee of the Trust and the Trust was revocable by him. Upon his death, all shares of Common Stock subject to the Trust became irrevocably vested in the Trust and beneficial ownership passed to the Reporting Person and Edward White as the successor co-trustees of the Trust.

ITEM 4. PURPOSE OF TRANSACTION

        The Reporting Person's/Trust's acquisitions of securities were for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        See Item 3 and rows 7-10 on page 2 of this Statement. The Trust directly owns 275,000 shares of Common Stock. This represents approximately 5.8% of the outstanding shares of Common Stock. Issuer's most recent Form 10-QSB disclosed that at July 12, 2000 there were 4,728,004 outstanding shares of Common Stock. The Reporting Person and Edward White share voting power and dispositive power as to those 275,000 shares.

CUSIP No. 235-077104                    13D     Page    4     of    4      Pages
         ---------------------                       --------    --------


        Edward White's principal occupation is accounting, and he is the senior partner of Edward White and Company, a certified public accounting firm. Edward White's address, and the address of Edward White and Company, the organization in which his business is conducted, is 21700 Oxnard Street, Suite 400, Woodland Hills, California 91367. He is a U.S. citizen. During the last five years Edward White has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        No transactions in the Common Stock were effected by the Reporting Person during the past 60 days, except for the transfer of beneficial ownership by operation of Allen Paulson's death on July 19, 2000. See Item 3.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        None.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

July 29, 2000


                                                  /s/ John Michael Paulson
                                                  -----------------------------
                                                  John Michael Paulson


Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).